Exhibit 3.1

Amendment to Bylaws of Realty Income Corporation

March 13, 2013

Effective March 13, 2013, the Board of Directors of Realty Income Corporation approved the following amendment to the Amended and Restated Bylaws, as amended, of Realty Income Corporation (the “Bylaws”):

1.	The first sentence of Article IV, Section 2 of the Bylaws is hereby deleted, and the following is inserted in lieu thereof:

The Corporation shall have a board of seven (7) directors.